M/I HOMES, INC.
3 Easton Oval, Suite 500
Columbus, OH 43219

August 4, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Registration Statement Withdrawal Request

M/I Homes, Inc.
Registration Statement on Form F-3 (Registration No. 333-152739)
filed on August 4, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, M/I Homes, Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s Registration Statement on Form F-3 (Registration No. 333-152739) filed on August 4, 2008 (the “Registration Statement”).

The Registration Statement is being withdrawn because it was miscoded as EDGAR submission type F-3 instead of EDGAR submission type S-3.  The Registrant will re-file the Registration Statement under the correct S-3 submission type.  No securities have been sold pursuant to the Registration Statement.

 If you have any questions regarding this matter or require further information, please contact the undersigned at (614) 418-8000 or Ronald A. Robins, Jr. of Vorys, Sater, Seymour and Pease LLP, the Registrant’s outside counsel, at (614) 464-6400.

Sincerely,

M/I HOMES, INC.

By: /s/ J. Thomas Mason
Name:  J. Thomas Mason
Title:  Executive Vice President and General Counsel